Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED 31 JANUARY 2017 AND OPERATIONAL PROGRESS

•	Conference Call Today at 1:00pm BST / 8:00am EDT

Oxford, UK, 29 March 2017 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the fourth quarter and fiscal year ended 31 January 2017.

Mr Glyn Edwards, Chief Executive Officer of Summit, commented: “We believe the progress made over the past year in our DMD and CDI programmes, combined with our strengthened financial position following the signing of the Sarepta licensing agreement has placed us in a strong position to deliver value for our patients and shareholders.

“Our Phase 2 proof of concept trial, PhaseOut DMD, is well underway with enrolment expected to be completed in the second quarter of 2017. We now look forward to providing the full analysis of 24-week biopsies from the approximately 20 patients dosed with the F3 or F6 formulation of ezutromid, plus 24-week MRI and functional measures from all patients in the trial, in the first quarter of 2018. This approach is in lieu of reporting interim analysis from a smaller group in 2017, and it is expected to provide a more complete picture of the potential benefits of ezutromid at this time point on utrophin expression, muscle health and muscle function.

“In CDI, our Phase 2 clinical data supports the potential front-line use of ridinilazole to treat the initial infection and provide patients with a sustained clinical response. This sustained clinical response is the focus of our planned Phase 3 programme that is designed, with input from the FDA and EMA, to evaluate superiority of ridinilazole over the current standard of care antibiotic vancomycin. With the Phase 3 trials planned to start in the first half of 2018, we look forward to an exciting and important time ahead as we seek to bring these two potentially important treatment options one step closer to patients.”

Utrophin Modulation Programme for DMD

Exclusive Licence and Collaboration Agreement

•	Summit granted Sarepta Therapeutics Inc., exclusive European rights to utrophin modulator pipeline including ezutromid

•	Summit received $40 million upfront payment and is eligible to receive up to $522 million in future ezutromid-related milestones, plus sales royalties

•	Global research and development costs related to ezutromid and utrophin modulator pipeline to be split 55%/45% (Summit/Sarepta) starting in 2018

Ezutromid (formerly SMT C1100) Highlights

•	PhaseOut DMD Phase 2 clinical trial ongoing in UK and US, with enrolment expected to finish in Q2 2017

•	Analysis of full 24-week biopsy, MRI and functional data from PhaseOut DMD expected to be reported Q1 2018 in lieu of an interim 24-week biopsy analysis from an initial group of patients

•	Independent Data Monitoring Committee supported the extension of PhaseOut DMD following interim review of safety and tolerability data

•	F6 formulation of ezutromid achieved six-fold increase in maximum plasma levels in DMD patients compared to F3 formulation and is being evaluated in PhaseOut DMD clinical trial

•	Ezutromid received Fast Track designation and Rare Pediatric Disease designation from the US Food and Drug Administration

Other activities

•	Publication on the development of biomarkers to quantify utrophin protein and muscle fibre regeneration demonstrating continued thought leadership on utrophin modulation

CDI Programme

Ridinilazole (formerly SMT19969) Highlights

•	End of Phase 2 regulatory meetings with US and European regulators assisted design of Phase 3 development programme for ridinilazole

•	Ongoing activities to prepare ridinilazole for Phase 3 clinical trials which are planned to start in H1 2018

•	Further data from Phase 2 CoDIFy clinical trial showed ridinilazole outperformed standard of care antibiotic vancomycin in preserving microbiome during treatment of CDI

•	Treatment completed in exploratory Phase 2 clinical trial evaluating ridinilazole against fidaxomicin with top-line data expected to be reported in Q2 2017

•	Grant of key patent by the US Patent and Trademark Office strengthens patent estate protecting ridinilazole

Operational

•	R&D organisation strengthened by appointing industry leader, Dr David Roblin, as Chief Operating Officer and President of Research and Development; full-time role commences June 2017

Financial Highlights

•	Cash and cash equivalents at 31 January 2017 of £28.1 million compared to £16.3 million at 31 January 2016

•	Loss for the year ended 31 January 2017 of £21.4 million compared to a loss of £20.1 million for the year ended 31 January 2016

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the fiscal year ended 31 January 2017 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44 (0)20 7136 2050(UK and international participants) or +1 646 254 3361 (US local number) and use the conference confirmation code 1859782. Investors may also access a live audio webcast of the call via the investors section of the Company’s website, www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics

Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta Therapeutics Inc., including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2016. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

CHAIRMAN’S STATEMENT

The past year has been one of strong progress across the Company as we continue to advance our innovative drug programmes targeting rare and infectious diseases. Our focus in rare diseases is on our utrophin modulator pipeline for the treatment of the fatal muscle wasting disease, Duchenne muscular dystrophy (‘DMD’). In infectious diseases, we are developing a novel antibiotic called ridinilazole for the treatment of patients with infections caused by the bacteria C. difficile.

A major highlight of the year was the signing of a licence and collaboration agreement with Sarepta Therapeutics Inc. (‘Sarepta’) for European rights to our utrophin modulator pipeline. This agreement provided a $40 million upfront cash payment to Summit with the potential for substantial future success based milestone and royalty payments. The year also included positive clinical data in both our DMD and CDI programmes as we continue to progress these innovative therapies through clinical trials and towards potential commercialisation.

This progress leaves us poised for an exciting year ahead. This is expected to include the continuation of our Phase 2 proof of concept trial for our lead utrophin modulator, ezutromid, and activities to prepare our novel antibiotic ridinilazole to be ready to enter Phase 3 clinical trials in the first half of 2018.

A Balanced Portfolio

I believe our pipeline of investigational therapies provides a balanced risk profile. Our DMD programme aims to address the underlying cause of the disease by seeking to maintain production of utrophin protein to compensate for the dystrophin that is lacking in individuals with DMD, in order to maintain healthy muscle function. We have shown the potential of this therapeutic approach in preclinical disease models and our focus is on demonstrating proof of concept in patients with DMD for ezutromid in the ongoing Phase 2 clinical trial called PhaseOut DMD. Generation of positive clinical data would clear a key technical milestone and support the continued development of ezutromid as a potential disease modifying treatment for this devastating muscle wasting disease.

To complement this, our novel class antibiotic ridinilazole has already shown evidence of clinical efficacy in patients with CDI in our Phase 2 clinical trial. In my view, this leaves ridinilazole in a strong position to continue to progress to Phase 3 clinical development and towards potential regulatory approval, particularly in light of the historic clinical success of antibiotics that have generated positive Phase 2 data.

Operational Progress: Sarepta Therapeutics Licence and Collaboration Agreement

A major achievement of the past year was signing the licence and collaboration agreement with Sarepta. This agreement granted Sarepta exclusive commercial rights in Europe, Turkey and the Commonwealth of Independent States to our utrophin modulator pipeline, including our Phase 2 candidate ezutromid. In exchange, we benefited from a cash injection of $40 million with the potential for additional development, regulatory and sales milestones that for ezutromid alone total up to $522 million, plus future sales royalties.

This deal brings to Summit a number of benefits. It provides access to additional development and regulatory expertise from Sarepta to support ezutromid and our wider utrophin pipeline while, importantly, we retained full commercial rights in other territories including the United States.

Operational Progress: R&D overview

It is an important time ahead for both programmes. In DMD, we expect to conclude enrolment into PhaseOut DMD. This clinical trial is the first long-term study conducted with a utrophin modulator, and aims to demonstrate proof of concept for ezutromid in patients with DMD. Proof of concept would represent a major technical milestone for our utrophin modulation programme and we look forward to reporting the full 24-week data from this trial in the first quarter of 2018.

In parallel, we continue to develop our earlier stage pipeline of future generation utrophin modulators. This pipeline shows our deep commitment to developing effective therapies for the DMD community. I look forward to reporting on the continued advance of this pipeline which is being developed as part of our strategic alliance with the University of Oxford as we seek to maintain our leadership position in the field of utrophin modulation.

There is an urgent need to develop new antibiotics to combat the serious healthcare threat posed by pathogens, including C. difficile. We continue to believe that ridinilazole offers the potential to change the treatment paradigm in CDI. Further data we presented from our proof of concept Phase 2 trial showed ridinilazole was highly preserving of the gut microbiome in patients during treatment. This observation was in stark contrast to patients treated with the current standard of care antibiotic vancomycin whose microbiomes were severely damaged during treatment. A damaged microbiome leaves patients at high risk from disease recurrence. We therefore believe ridinilazole has the potential to be positioned as the mainstay treatment for CDI due to its potential to treat initial infection and reduce rates of recurrence.

Future Development Strategy

Our strategy for the future development of both programmes remains clear. In DMD, if any of our utrophin modulators receive marketing approval, we remain committed to independently commercialising them in the United States, one of the world’s most important pharmaceutical markets. Commercialisation options for the other territories not covered by the licence and collaboration agreement with Sarepta continue to be evaluated.

As ridinilazole is prepared for entry into Phase 3 clinical trials, we are in parallel evaluating various options to support its future development as we seek to maximise the value of this exciting asset. This includes a collaboration agreement with a third party, or securing substantial non-dilutive funding from government entities or not for profit organisations. This evaluation will consider a number of factors as we seek to identify the optimal path to continue the development of ridinilazole.

Operational

To support the ongoing development of the two programmes, the team was further strengthened during the year. This was highlighted by the full-time appointment of Dr David Roblin as our Chief Operating Officer and President of Research and Development. David has had an extensive and highly successful career in the pharmaceutical industry that included holding senior management roles at Pfizer and Bayer. Most recently, David led the establishment of operations at the Francis Crick Institute in London as Chief Operating Officer. David’s broad expertise across all stages of drug development in many different therapeutic areas, including infectious diseases, will be invaluable to the wider team at Summit. David has been acting as a research and development adviser to Summit since 2014, and we look forward to working with him as part of the Summit team in this role on a part-time basis starting in April 2017 before moving to full-time in June 2017. For Summit to have attracted an individual of David’s calibre and reputation is a reflection of the promise and innovation in our DMD and CDI programmes.

Summary and Outlook

Summit has made strong progress with the programmes and the development of the business in 2016 and we look forward to an exciting year ahead. We will continue with our proof of concept trial for ezutromid while activities to prepare ridinilazole for Phase 3 clinical trials continue.

I would like to thank all of our shareholders for their continued support. I also wish to sincerely thank all the patients and their families who are involved with our clinical trials. Without their dedication and support, we would not be able to advance these potential new treatments. Finally I would like to thank the team at Summit for the continued hard work over the past 12 months as we seek to advance potential new medicines that have the opportunity to transform the lives of patients and their families.

Frank Armstrong, FRCPE, FFPM

Non-Executive Chairman

OPERATIONAL REVIEW

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications in rare diseases and infectious diseases for which there are no existing or only inadequate therapies. In rare diseases, Summit is seeking to develop a treatment for all patients affected with the fatal disorder DMD using its utrophin modulation technology. Summit’s focus in infectious diseases is on advancing the development of an antibiotic called ridinilazole that has the potential to not only treat the initial CDI infection, but importantly to reduce rates of disease recurrence.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

DMD is the most common and most severe form of muscular dystrophy. There are approximately 50,000 patients with DMD in the developed world. The disease predominately affects males and results in the progressive wasting of muscles throughout the body. DMD typically results in death by the time patients reach their late twenties.

Patients with DMD are unable to produce dystrophin, a protein essential for maintaining healthy muscle function. Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin, and plays an active role in the development of new muscle fibres, both in foetal development and in the repair of damaged muscle fibres. Utrophin production is switched off in mature muscle fibres, and in the case of a healthy individual, replaced by the production of dystrophin. Utrophin modulation has the potential to maintain the production of utrophin in all skeletal muscles, including the diaphragm and the heart, to compensate for the lack of dystrophin in patients with DMD and so restore and maintain healthy muscle function. A key benefit of utrophin modulation is that it is independent of the underlying genetic fault in the dystrophin gene and therefore has the potential to treat the entire patient population.

Summit has established a leadership position in the field of utrophin modulation and is developing a pipeline of small molecule utrophin modulator therapies, including ezutromid which is being evaluated in a Phase 2 clinical trial.

Exclusive Licence and Collaboration Agreement with Sarepta Therapeutics Inc. (‘Sarepta’)

In October 2016, Summit announced a licence and collaboration agreement with Sarepta. This granted Sarepta exclusive commercial rights to the Company’s utrophin modulator pipeline, including ezutromid, in Europe, Turkey and the Commonwealth of Independent States, with an option over specific countries in Central and South America. Summit retains commercialisation rights in all other countries, including the US and Japan.

Under the agreement, Summit has agreed to collaborate with Sarepta on the research and development of utrophin modulator therapies under a joint, global development plan. This agreement also provides Summit with access to Sarepta’s development, regulatory and commercialisation expertise to support the continuing development of Summit’s utrophin modulator pipeline.

Financially, Summit received an upfront payment of $40 million, and will be eligible for future ezutromid-related development, regulatory and sales milestone payments totalling up to $522 million. This includes a $22 million milestone, payable on or after 1 April 2017, upon the first dosing of the last patient in Summit’s ongoing PhaseOut DMD trial. In addition, Summit is eligible for escalating royalties ranging from a low to high teens percentage of net sales in the licensed territories.

Summit will also be eligible to receive development and regulatory milestones related to potential future generation utrophin modulator candidate(s). Beginning in 2018, Summit and Sarepta will share at a 55%/45% split specified global research and development costs related to Summit’s utrophin modulator pipeline, including ezutromid and its future generation utrophin modulator candidate(s).

Ezutromid Clinical Trial Activities

Ezutromid: Phase 2 Proof of Concept Trial

PhaseOut DMD is a Phase 2 clinical trial evaluating ezutromid in patients with DMD. This 48-week open-label trial is ongoing in the UK and the US and aims to establish proof of concept for ezutromid through the evaluation of muscle structure and health. Enrolment of approximately 40 patients is ongoing for the two formulations of ezutromid being tested, F3 and, more recently F6, and Summit expects to complete trial enrolment in the second quarter of 2017.

DMD is characterised by high levels of muscle degeneration caused by the absence of functional dystrophin. Muscle fibres consequently enter into a cycle of repair and degeneration that over time leads to fat infiltrating into muscle and loss of ambulation and other functional abilities. Ezutromid aims to maintain production of utrophin so that it can substitute for the missing dystrophin. This has potential to allow muscle fibres to mature and so reduce the level of muscle degeneration, reduce the rate of fat infiltration and reduce the rate of decline in functional abilities. PhaseOut DMD is assessing all of these factors through various techniques including use of muscle biopsy to evaluate utrophin distribution and muscle fibre regeneration and maturity; magnetic resonance imaging to measure fat infiltration; and various functional tests including the North Star Ambulatory Assessment and the six minute walk test.

The Company expects to report full analysis of the 24-week biopsy data in the first quarter of 2018, in lieu of reporting an earlier interim 24-week biopsy analysis from a smaller group of these patients in 2017. The full analysis group consists of approximately 20 samples from patients dosed with both the F3 or F6 formulations of ezutromid who will provide a 24-week biopsy sample. The Company plans to analyse all 24-week treatment biopsies once all samples have been collected. In addition to reporting on the full 24-week biopsy data, Summit expects to announce the 24-week analysis of MRI and functional data from all patients in the trial. The Company believes that this revised approach of analysing a larger dataset will provide a more complete picture of ezutromid’s potential by evaluating a larger number of patients.

In addition to PhaseOut DMD, Summit plans to conduct a randomised, placebo controlled trial designed with the potential to support accelerated and conditional approvals in the US and Europe, respectively. It is anticipated that this trial would start after positive interim data from PhaseOut DMD, and the Company would plan to provide timing guidance following the release of the 24-week dataset.

In March 2017, Summit applied to the MHRA and FDA regulatory authorities to extend PhaseOut DMD as the Company seeks to allow for the transition of patients participating in PhaseOut DMD onto an open-label extension at the end of the initial 48 weeks of the trial without a cessation in dosing. This decision followed support for the Company’s plan from the trial’s independent Data Monitoring Committee upon an interim review of the safety and tolerability data from the ongoing trial. The extension phase is expected to last until ezutromid either receives marketing approval in relevant countries or its development is discontinued.

Ezutromid: Phase 1 New Formulation Trial

Summit announced in August 2016 results from a Phase 1 clinical trial that showed a new formulation of ezutromid called F6 achieved a substantial increase in plasma exposure in patients compared to the current clinical formulation called F3. At the highest dose of F6 (1,000 mg, twice daily), the five evaluable patients achieved a six-fold increase in average maximum plasma levels compared to the highest dose of formulation F3 (2,500 mg, twice daily).

Summit is evaluating the safety and efficacy of F6 alongside F3 in the ongoing PhaseOut DMD clinical trial. It is anticipated that approximately ten patients enrolled at trial sites in the US will be dosed with F6. We believe both formulations of ezutromid have the potential to modulate the expression of utrophin, and the inclusion of F6 is expected to provide a greater understanding of the potential relationship between ezutromid drug exposure and clinical benefit.

Pipeline and Research Activities

Future Generation Utrophin Modulators

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit is developing a pipeline of future generation utrophin modulators. This research, conducted as part of the strategic alliance with the University of Oxford, is building on the promise of ezutromid to identify new, structurally distinct molecules, including ones that may have new utrophin related mechanisms.

Summit also has a number of second generation utrophin modulators that are structurally related to ezutromid, but designed to achieve higher drug plasma levels. In September 2016, Summit placed the development of these modulators on hold as the key objective of this development programme was fulfilled by the substantial increase in ezutromid plasma levels achieved by the F6 formulation.

Development of Biomarkers

As highlighted above, a key endpoint in the PhaseOut DMD trial is measurement of utrophin and muscle regeneration biomarkers from muscle biopsies. Summit, in collaboration with Flagship Biosciences Inc. (‘Flagship’), has been developing an automated, digital analysis tool to precisely measure muscle maturity and integrity and utrophin expression in individual fibres, and data from this research were presented at the 21st International Congress of the World Muscle Society held in Granada, Spain, in October 2016. The Flagship research builds on a manual quantification approach developed in collaboration by Summit and research groups at the Institute of Child Health at University College London, which was published in the peer reviewed literature in March 2016. The development of these biomarkers represents an important step in helping to further our understanding of the potential benefits of utrophin modulator therapies such as ezutromid.

Regulatory Updates

Fast Track and Rare Pediatric Disease Designations

In September 2016, ezutromid was granted two separate designations by the FDA in the treatment of DMD: Fast Track and Rare Pediatric Disease. Fast Track designation provides the Company with advantages such as opportunities for more frequent interactions with the FDA during all aspects of development, submission of a New Drug Application (‘NDA’) on a rolling basis, and eligibility for accelerated approval and priority review. Rare Pediatric Disease designation could qualify Summit for a Priority Review Voucher if ezutromid is approved before 1 October 2022. The voucher could be used for a subsequent marketing application or sold or transferred an unlimited number of times (although only used once).

C. difficile Infection Programme

CDI is a major healthcare threat with over one million cases estimated between the United States and Europe each year. Mainstay treatments are dominated by broad spectrum antibiotics, the use of which are associated with high rates of recurrent disease. With each episode typically being more severe and associated with increased risk of mortality, recurrent disease is the key clinical issue in CDI.

Ridinilazole is a novel class antibiotic that has the potential both to treat the initial infection as well as to reduce the high rates of recurrent disease experienced in CDI. Ridinilazole has received Qualified Infectious Disease Product designation and has been granted Fast Track designation in the US.

The development of ridinilazole has been financially supported by Wellcome Trust Seeding Drug Discovery and Translational Awards.

Phase 2 Clinical Programme

Summit has generated a comprehensive package of data supporting ridinilazole as a potential new front-line treatment of CDI. In the Phase 2 proof of concept trial, called CoDIFy, ridinilazole achieved statistical superiority over the current standard of care antibiotic vancomycin in sustained clinical response, including a large numerical reduction in the rate of recurrent disease.

Recurrence of CDI, and the failure to subsequently achieve a sustained clinical response after treatment, is a major issue in the management of the disease, as collateral damage to the gut microbiome by antibiotics such as vancomycin leaves patients vulnerable to disease recurrence.

Additional data reported during 2016 from CoDIFy showed ridinilazole to be highly preserving of the gut microbiome during the treatment for CDI when compared to vancomycin. In these microbiome analyses, vancomycin inflicted significant damage to several bacterial groups associated with a healthy microbiome and caused a significant decrease in the total gut bacteria. In contrast, ridinilazole did not decrease the healthy bacteria analysed, nor the total bacteria, with some patients showing initial signs of recovery in these key bacterial groups. In addition, CoDIFy showed ridinilazole was associated with a greater reduction in inflammatory disease markers compared to vancomycin in patients with severe CDI.

In addition to CoDIFy, Summit has completed treatment in an exploratory Phase 2 trial to evaluate ridinilazole against the antibiotic fidaxomicin. This trial is intended to lead to a greater understanding of the impact of ridinilazole on a number of disease parameters, including its impact on the microbiome. Summit expects to report top-line data, including analysis of the microbiome, in the second quarter of 2017.

Regulatory Update and Planned Phase 3 Clinical Programme

In February 2017, Summit outlined its Phase 3 development programme for ridinilazole following input from the FDA and European Medicines Agency. The Phase 3 programme is expected to concentrate on evaluating ridinilazole’s potential superiority over vancomycin as the Company seeks to differentiate this novel antibiotic from currently marketed CDI treatments and those in late-stage development. The Company plans to conduct two Phase 3 clinical trials evaluating ridinilazole compared to vancomycin, with each trial expected to enrol approximately 700 patients with CDI. The primary endpoint of the Phase 3 clinical trials is expected to be superiority in sustained clinical response. Other planned endpoints will include health economic outcome measures. Activities to prepare ridinilazole for Phase 3 clinical trials continue with these trials anticipated to start in the first half of 2018.

Summit is currently exploring funding options for the Phase 3 clinical development programme for ridinilazole and various options to maximize the value of ridinilazole, including potentially entering into a collaboration with a third party or securing meaningful non-dilutive funding from government entities and philanthropic, non-government and not for profit organisations.

Preclinical Activities

In February 2016, preclinical data published in the Journal of Antimicrobial Chemotherapy reported that ridinilazole outperformed the current standards of care, vancomycin and metronidazole, by having a robust killing effect on C. difficile that significantly reduced the level of toxins produced by the bacteria that play a major role in driving the symptoms and severity of the disease. This study also showed that ridinilazole halts C. difficile cell division, leading to ridinilazole’s bactericidal activity.

Patent Grant

In April 2016, the patent estate protecting ridinilazole was strengthened following grant of a composition of matter patent covering ridinilazole by the United States Patent and Trademark Office. The patent (United States Patent 9,314,456) is entitled ‘Antibacterial Compounds’ and provides a period of exclusivity for ridinilazole in the United States until at least 1 December 2029, with the possibility of patent term extension.

Operational Update

In January 2017, Dr David Roblin was appointed as Chief Operating Officer (‘COO’) and President of Research & Development. Dr Roblin has had a highly successful career in the pharmaceutical industry, including senior leadership roles at Pfizer and Bayer, which involved overseeing the research, development and commercial launch of drugs across several therapy areas including infectious diseases. Dr Roblin’s most recent role was COO and Director of Scientific Translation at the Francis Crick Institute, a London-based biomedical institute dedicated to understanding the fundamental biology underlying health and disease. Dr Roblin, who has been acting as a research and development adviser to Summit since 2014, will take up his new role on an interim basis in April 2017 with this becoming full-time in June 2017.

FINANCIAL REVIEW

Revenue

As part of the exclusive licence and collaboration agreement entered into with Sarepta, the Company received an upfront payment of £32.8 million ($40.0 million). Of this amount, £2.3 million has been recognised as revenue for the year ended 31 January 2017. The remaining £30.5 million of the upfront payment is classified as deferred income and will be recognised as revenue over the development period. See Note 1, ‘New accounting policy – Revenue Recognition.’

Other Operating Income

Other operating income decreased by 94.4% to £0.07 million during the year ended 31 January 2017 from £1.3 million (adjusted – see Note 1 ‘Change in Accounting Policy’) for the year ended 31 January 2016. Income attributed to the funding agreement with the Wellcome Trust has now been recognised in full with the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. Income recognised as part of the funding from Innovate UK for the DMD programme decreased by £0.5 million to £0.06 million for the year ended 31 January 2017 from £0.6 million for the year ended 31 January 2016. The decrease in income is in line with the achievement of milestones under the funding agreement. Further, in September 2016, the Company elected to withdraw from the Innovate UK funding agreement in order to enable the Company to take advantage of more tax efficient opportunities related to research and development expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £2.1 million, or 12.4%, to £19.0 million for the year ended 31 January 2017 from £16.9 million for the year ended 31 January 2016. This was primarily due to investment in the DMD programme which increased by £2.0 million to £9.5 million from £7.5 million for the year ended 31 January 2016. Investment in the CDI programme decreased by £1.5 million to £4.1 million for the year ended 31 January 2017 from £5.6 million for the year ended 31 January 2016. Other research and development expenses increased by £1.6 million during the period which is primarily attributable to an increase in headcount within the DMD and CDI project teams.

General and Administration Expenses

General and administration expenses increased by £3.5 million, or 73.5%, to £8.3 million for the year ended 31 January 2017 from £4.8 million for the year ended 31 January 2016. This increase included a £1.5 million increase in legal and professional expenses, an increase of £0.7 million in staff related costs, an increase of £0.2 million in share based payment expense, an increase of £0.1 million in overhead and facility related costs and a net negative movement of £1.0 million in exchange rate variance.

Finance Costs

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20 ‘Government Grants,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US Not for Profit organisations. The comparatives have been adjusted following the change in accounting policy (see Note 1 – ‘Change in Accounting Policy’). Finance costs relate to the subsequent re-measurement of the financial liability recognised in respect of funding arrangements and the unwinding of the discounts associated with the liabilities. Finance costs decreased by £2.0 million, or 70.1%, to £0.9 million for the year ended 31 January 2017 from £2.9 million for the year ended 31 January 2016 (adjusted) as there was not a subsequent re-measurement of the financial liability during the year ended 31 January 2017, with finance costs relating to the unwinding of the discount only. During the year ended 31 January 2016, of the total finance cost of £2.9 million, £2.6 million related to the re-measurement of the financial liability following positive data in the DMD and CDI clinical programmes that increased the probabilities of success.

Taxation

Our income tax credit increased by £1.3 million, or 41.8%, to £4.3 million for the year ended 31 January 2017 from £3.0 million for the year ended 31 January 2016. This was as a result of increased expenditure on research and development.

Losses

Losses before interest, tax, depreciation and amortisation were £24.8 million for the year ended 31 January 2017 compared to £20.3 million for the year ended 31 January 2016. Net loss for the year ended 31 January 2017 was £21.4 million with a net loss per share of 35 pence compared to a net loss of £20.1 million for the year ended 31 January 2016 and a net loss per share of 34 pence.

Cash Flows

The Group had a net cash inflow of £12.5 million for the year ended 31 January 2017 as compared to a net cash inflow of £4.9 million for the previous year.

For the year ended 31 January 2017, the Company generated £12.1 million in cash from operating activities. This compares to net cash used in operating activities of £17.2 million for the year ended 31 January 2016. This net movement of £29.3 million was driven by the receipt of a £32.8 million ($40.0 million) upfront payment received as part of the exclusive licence and collaboration agreement Summit entered into with Sarepta. This positive inflow was offset by an increase in research and development expenditure and general and administrative expenditure during the year ended 31 January 2017. There was also a £1.6 million increase in the amount of research and development tax credit received during the year ended 31 January 2017 which was £3.0 million as compared to £1.4 million received during the year ended 31 January 2016.

Net cash inflow from financing activities for the year ended 31 January 2017 relates primarily to proceeds from the exercise of warrants and the exercise of share options. Net cash inflow from financing activities for the year ended 31 January 2016 primarily relates to the proceeds received from the sales of our equity securities, net of expenses. The Company generated a net cash inflow from financing activities of £0.4 million for the year ended 31 January 2017 compared to £22.1 million for the year ended 31 January 2016.

Financial Position

As at 31 January 2017, total cash and cash equivalents held were £28.1 million compared to £16.3 million as at 31 January 2016.

The Company believes its existing cash and cash equivalents, including an anticipated $22.0 million payment for a near-term development milestone under the licence and collaboration agreement with Sarepta, will be sufficient to enable it to fund its operating expenses and capital expenditure requirements through to 31 December 2018.

Due to the recognition of deferred revenue associated with the Sarepta agreement and the recognition of a financial liability on funding arrangements resulting from a change in accounting policy, the Consolidated Statement of Financial Position has moved to a net liability position.

Headcount

Average headcount of the Group for the year was 44 (2016: 37).

Share Capital

In April 2016, warrants over 177,045 Ordinary Shares were exercised raising net proceeds of £0.1 million.

During the year, 373,781 share options were exercised raising net proceeds of £0.28 million.

On 22 February 2017, post the period under review, the number of Ordinary Shares increased to 61,891,566 following the exercise of warrants by Oxford University Innovation Limited (formerly Isis Innovation Limited) over 50,000 Ordinary Shares at an exercise price of 20 pence per share. The issue raised net proceeds of £0.01 million.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

29 March 2017

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (audited)

For the year ended 31 January 2017

		Twelve months ended 31 January 2017		Twelve months ended 31 January 2017		Twelve months ended 31 January 2016
	Note	$000s		£000s		Adjusted £000s
Revenue		2,899		2,304		—

Other operating income		90		72		1,281

Operating expenses
Research and development		(23,851)		(18,952)		(16,856)
General and administration		(10,417)		(8,277)		(4,771)

Total operating expenses		(34,268)		(27,229)		(21,627)

Operating loss		(31,279)		(24,853)		(20,346)

Finance income		10		8		30
Finance cost		(1,085)		(862)		(2,879)

Loss before income tax		(32,354)		(25,707)		(23,195)

Income tax		5,457		4,336		3,058

Loss for the year		(26,897)		(21,371)		(20,137)

Other comprehensive income / (losses)
Exchange differences on translating foreign operations		37		29		(41)

Total comprehensive loss for the year		(26,860)		(21,342)		(20,178)

Basic and diluted loss per Ordinary Share from operations	2	(44	)cents	(35	)pence	(34	)pence

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 January 2017

		Three months ended 31 January 2017		Three months ended 31 January 2017		Three months ended 31 January 2016
	Note	$000s		£000s		Adjusted £000s
Revenue		2,175		1,728		—

Other operating income		—		—		223

Operating expenses
Research and development		(6,030)		(4,792)		(4,997)
General and administration		(3,810)		(3,027)		(1,393)

Total operating expenses		(9,840)		(7,819)		(6,390)

Operating loss		(7,665)		(6,091)		(6,167)

Finance income		1		1		6
Finance cost		(271)		(215)		(2,074)

Loss before income tax		(7,935)		(6,305)		(8,235)

Income tax		1,737		1,380		1,113

Loss for the period		(6,198)		(4,925)		(7,122)

Other comprehensive losses
Exchange differences on translating foreign operations		(18)		(14)		(39)

Total comprehensive loss for the period		(6,216)		(4,939)		(7,161)

Basic and diluted loss per Ordinary Share from operations	2	(10	)cents	(8	)pence	(12	)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (audited)

As at 31 January 2017

		31 January 2017	31 January 2017	31 January 2016
		$000s	£000s	Adjusted £000s
ASSETS
Non-current assets
Goodwill		836	664	664
Intangible assets		4,368	3,470	3,473
Property, plant and equipment		146	116	83

		5,350	4,250	4,220
Current assets
Prepayments and other receivables		1,292	1,027	1,519
Current tax receivable		5,346	4,248	3,014
Cash and cash equivalents		35,316	28,062	16,304

		41,954	33,337	20,837

Total assets		47,304	37,587	25,057

LIABILITIES
Non-current liabilities
Deferred income	4	(29,719)	(23,615)	—
Financial liabilities on income arrangements	1	(7,449)	(5,919)	(5,034)
Provisions for other liabilities and charges		(107)	(85)	(73)
Deferred tax liability		(711)	(565)	(664)

		(37,986)	(30,184)	(5,771)
Current liabilities
Trade and other payables		(5,016)	(3,984)	(3,206)
Deferred income		(8,698)	(6,912)	—

		(13,714)	(10,896)	(3,206)

Total liabilities		(51,700)	(41,080)	(8,977)

Net (liabilities) / assets		(4,396)	(3,493)	16,080

EQUITY
Share capital		778	618	613
Share premium account		58,420	46,420	46,035
Share-based payment reserve		6,463	5,136	3,757
Merger reserve		(2,445)	(1,943)	(1,943)
Special reserve		25,161	19,993	19,993
Currency translation reserve		63	50	21
Accumulated losses reserve		(92,836)	(73,767)	(52,396)

Total (deficit) / equity		(4,396)	(3,493)	16,080

CONSOLIDATED STATEMENT OF CASH FLOWS (audited)

For the year ended 31 January 2017

	Twelve months ended 31 January 2017	Twelve months ended 31 January 2017	Twelve months ended 31 January 2016 Adjusted*
	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	(32,352)	(25,707)	(23,195)

Adjusted for:
Finance income	(10)	(8)	(30)
Finance cost	1,085	862	2,879
Foreign exchange loss / (gain)	894	711	(169)
Depreciation	60	48	38
Amortisation of intangible fixed assets	13	10	10
Movement in provisions	15	12	28
Research and development expenditure credit	(3)	(3)	(44)
Share-based payment	1,735	1,379	1,160

Adjusted loss from operations before changes in working capital	(28,563)	(22,696)	(19,323)
Decrease in prepayments and other receivables	619	492	1,106
Increase in deferred income	38,419	30,527	—
Increase / (decrease) in trade and other payables	1,023	813	(366)

Cash generated from / (used by) operations	11,498	9,136	(18,583)
Taxation received	3,782	3,005	1,401

Net cash generated from / (used by) operating activities	15,280	12,141	(17,182)

Investing activities
Purchase of property, plant and equipment	(102)	(81)	(66)
Purchase of intangible assets	(9)	(7)	—
Interest received	10	8	30

Net cash used in investing activities	(101)	(80)	(36)

Financing activities
Proceeds from issue of share capital	—	—	26,101
Transaction costs on share capital issued	—	—	(4,187)
Proceeds from exercise of warrants	135	107	—
Proceeds from exercise of share options	356	283	222
Cash received from funding arrangements accounted for as financial liabilities	29	23	—

Net cash generated from financing activities	520	413	22,136

Increase in cash and cash equivalents	15,699	12,474	4,918
Effect of exchange rates in cash and cash equivalents	(902)	(716)	121
Cash and cash equivalents at beginning of the year	20,519	16,304	11,265

Cash and cash equivalents at end of the year	35,316	28,062	16,304

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (audited)

Year ended 31 January 2017

Group	Share capital £000s	Share premium account £000s	Share -based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016 (adjusted)	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At 31 January 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

Year ended 31 January 2016 (adjusted)

Group	Share capital £000s	Share premium account £000s	Share - based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962
Loss for the year	—	—	—	—	—	—	(20,137)	(20,137)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(20,137)	(20,178)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At 31 January 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 January 2017

1. Basis of Accounting

This financial information for the years ended 31 January 2017 and 31 January 2016 does not constitute the statutory financial statements for the respective years within the meaning of Sections 434-436 of the Companies Act 2006 and is an extract from the financial statements. It is based on, and is consistent with, the Group’s statutory accounts for the year ended 31 January 2017 and those financial statements will be delivered to the Registrar of Companies following the Company’s 2017 Annual General Meeting. Financial statements for the year ended 31 January 2016 have been delivered to the Registrar of Companies. The financial statements for the years ended 31 January 2017 and 2016 contain an unqualified report from the Group’s auditors.

These financial statements have been prepared assuming the Group will continue on a going-concern basis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union, IFRS Interpretations Committee interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

This announcement is available from the Company Secretary and is on the Company’s website.

The financial information for the three-month periods ended 31 January 2017 and 2016 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 31 January 2017 and in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the year and 3 months ended 31 January 2017 have been translated into US dollars at the rate on 31 January 2017 of $1.2585 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 29 March 2017.

Change in Accounting Policy – Financial Liabilities on Funding Arrangements

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and the US not for profit organisations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund (‘DPF’), which has resulted in an adjustment to the comparative financial statements.

In exchange for the funding provided, these arrangements require the Company to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRS Interpretations Committee agenda decision has clarified that such arrangements result in a financial liability. The estimate of each financial liability is initially recognised at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the models include the estimation of the timing and the probability of successful development leading to commercialisation of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liabilities are subsequently measured at amortised cost using a discounted cash flow model which calculates the risk adjusted net present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and MDA and DPF agreements. The financial liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The models will be updated for changes in the clinical probability of success and other associated assumptions with the discount factor to remain unchanged within the model.

Re-measurements of the financial liabilities are recognised in the income statement as finance costs. Grant income is recognised as other operating income in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions.

Amounts received from, and subsequent payments to, the corresponding counterparty in the funding agreement which relate to the financial liability will be presented within the financing activities section in the Consolidated Statement of Cash Flows.

This change in accounting policy has been reflected retrospectively in these financial statements.

The impact of this change in accounting policy on the consolidated financial statements is a reduction in other income historically recognised, a change in the level of accrued income accounted for as grant income and the recognition of a financial liability and finance costs associated with the unwinding of the discount and re-measurement of the liability.

Impact on Consolidated Interim Statement of Comprehensive Income	Original Year ended 31 January 2016 £000	Adjusted Year ended 31 January 2016 £000	Impact £000
Other operating income	1,451	1,281	(170)
Finance costs	—	(2,879)	(2,879)

	1,451	(1,598)	(3,049)

Impact on Consolidated Statement of Financial Position	Original 1 February 2015 £000	Adjusted 1 February 2015 £000	Impact £000
Trade and other payables	(3,721)	(3,570)	151
Financial liabilities on funding arrangements	—	(2,155)	(2,155)
Accumulated losses reserve	(30,255)	(32,259)	(2,004)

Impact on Consolidated Statement of Financial Position	Original 31 January 2016 £000	Adjusted 31 January 2016 £000	Impact £000
Prepayments and other receivables	1,538	1,519	(19)
Financial liabilities on funding arrangements	—	(5,034)	(5,034)
Accumulated losses reserve	(47,343)	(52,396)	(5,053)

Impact on Consolidated Statement of Cash Flows	Original Year ended 31 January 2016 £000	Adjusted Year ended 31 January 2016 £000	Impact £000
Loss before income tax	(20,146)	(23,195)	(3,049)
Adjusted for:
Finance costs	—	2,879	2,879
Decrease in trade and other payables	(536)	(366)	170

Impact on net cash used in operating activities	(20,682)	(20,682)	—

New Accounting Policy – Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognises revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities.

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones, and sales royalties and similar payments. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognised over the respective performance period.

Revenues from non-refundable, upfront payments are assessed as to whether they relate to the provision of a licence or development services. Upfront payments classified as the provision of a licence are recognised in full immediately while revenue related to further development services are initially reported as deferred income on the Consolidated Statement of Financial Position and are recognised as revenue over the development period.

Development and regulatory approval milestone payments are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Sales related milestone payments are recognised in full in the period in which the relevant milestone is achieved.

2. Loss per Share Calculation

The loss per Ordinary Share has been calculated by dividing the loss for the period by the weighted average number of Ordinary Shares in issue during the twelve month period to 31 January 2017: 61,548,557 and during the three month period to 31 January 2017: 61,819,596 (for the twelve month period to 31 January 2016: 59,102,292 and for the three month period to 31 January 2016: 61,290,740).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

3. Issue of Share Capital

On 14 April 2016, the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The issue of shares raised net proceeds of £107,000.

During the year to 31 January 2017 the following exercise of share options took place:

Date	Number of options exercised
28 June 2016	16,667
6 October 2016	238,804
7 October 2016	77,500
14 October 2016	3,560
24 October 2016	11,000
19 January 2017	26,250

373,781

The total net proceeds from exercised share options during the year was £0.28 million.

Following the exercise of the above share options, the number of Ordinary Shares in issue was 61,841,566.

Post year end, on 22 February 2017, the number of Ordinary Shares increased to 61,891,566 following the exercise of warrants by Oxford University Innovation Limited, formerly known as Isis Innovation Limited, over 50,000 Ordinary Shares at an exercise price of 20 pence per share. The issue raised net proceeds of £10,000.

4. Licence and Collaboration Agreement with Sarepta Therapeutics Inc.

On 4 October 2016, Summit announced its entry into an exclusive licence and collaboration agreement (the ‘Agreement‘) with Sarepta Therapeutics Inc. (‘Sarepta‘), pursuant to which the

Company granted Sarepta the exclusive right to commercialise products in the Company’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States (the ’Licensed Territory‘). Such products include the Company’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy and its second generation and future generation small molecule utrophin modulators. The Company also granted Sarepta an option to expand the Licensed Territory to include certain countries in Latin America. The Company retains commercialisation rights in the rest of the world. Under the terms of the Agreement, Summit received an upfront payment of $40.0 million (£32.8 million) from Sarepta which has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognised as revenue over the development period. In addition, the Company will be eligible to receive specified development, regulatory and potential sales milestones related to ezutromid and Summit’s second generation and future generation small molecule utrophin modulators. Summit is also eligible for escalating royalties ranging from a low to high teens percentage of net sales in the Licensed Territories.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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